UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company)

COMPUTER TASK GROUP, INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

Peter Radetich

(Senior Vice President, General Counsel & Secretary)

300 Corporate Parkway

Suite 214N

Amherst, New York

716 882-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Amar Budarapu

Roger Bivans

Baker & McKenzie LLP

1900 North Pearl

Suite 1500

Dallas, TX 75201

United States

Tel: +1 214 978 3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Computer Task Group, Incorporated, a New York corporation (the “Company” or “CTG”) filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Chicago Merger Sub, Inc., a New York corporation ( “Merger Sub”), a wholly-owned subsidiary of Cegeka Groep NV, a Belgian limited liability company (“Cegeka” or “Parent”), to purchase all of the outstanding Shares of the Company for (i) $10.50 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 23, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Merger Sub with the SEC on August 23, 2023. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	by replacing the table after the first full paragraph of the section “Selected Companies Analysis” in the Schedule 14D-9 with the following:

“The selected public companies and related multiples were as follows:

Selected Public Company	EV / LTM Adj. EBITDA Multiple	EV / 2023E Adj. EBITDA Multiple	EV / 2024E Adj. EBITDA Multiple
Kelly Services, Inc.	5.1x	5.2x	4.2x
Resources Connection, Inc.	4.3x	6.3x	5.7x
Alithya Group inc.	9.5x	7.5x	6.2x
BGSF, Inc.	7.6x	6.0x	4.9x
RCM Technologies, Inc.	6.5x	7.0x	6.0x
Mastech Digital, Inc.	NA	14.3x	5.5x

•	by replacing the table at the end of the first full paragraph of the section “Selected Transaction Analysis” in the Schedule 14D-9 with the following:

“The selected transactions (and related month and year of announcement) and their related multiples used in the analysis were as follows:

Selected Transaction	TEV / Adj. EBITDA Multiple
Acquisition of Datum Consulting Group, LLC by Alithya Group inc. (June, 2022)	7.6x
Acquisition of PC Specialists, Inc. by Converge Technology Solutions Corp. (May, 2022)	6.4x
Acquisition of Creative Breakthroughs, Inc. by Converge Technology Solutions Corp. (April, 2022)	9.2x
Acquisition of Vitalyst, LLC by Alithya Group inc. (February, 2022)	5.0x
Acquisition of Paragon Development Systems, Inc. by Converge Technology Solutions Corp. (January, 2022)	5.8x

•	by replacing the last two paragraphs of the section “Discounted Cash Flow Analysis” in the Schedule 14D-9 with the following:

The discounted cash flow analysis was based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2025 as the final year for the analysis and applied a range of multiples from 6.5x to 7.5x (which range was selected based on the professional judgment and experience of Raymond James), to calendar year 2025 adjusted EBITDA in order to derive a range of terminal values for the Company in 2025 of $121.1 million to $146.1 million.

The projected unlevered free cash flows and terminal values were discounted using rates ranging from 11.1% to 13.1%, which reflected the weighted average after-tax cost of debt and equity capital associated with executing the Company’s business plan. The resulting range of present enterprise values was adjusted by the Company’s current capitalization and divided by 16,357,480 diluted shares outstanding in order to arrive at a range of present values per share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share implied by the Offer Price of $10.50 per Share. The results of the discounted cash flow analysis are summarized below:”

•	by replacing the twenty-sixth to last paragraph of the section “Background of the Transaction” in the Schedule 14D-9 with the following:

“On June 30, 2023, the Board met by video conference with members of CTG management present along with representatives of Baker McKenzie. Mr. Helvey briefed the Board on the status of the sale process. The Board also reviewed the updated financial forecasts prepared by CTG management, which reduced the projected earnings for 2023 in light of the recent headwinds. The Board provided comments and requested CTG management to further review the projected cost structure and assumptions and update their financial forecasts for the July 3, 2023 Board meeting.”

•	by replacing the twenty-eighth to last paragraph of the section “Background of the Transaction” in the Schedule 14D-9 with the following:

“On July 3, 2023, the Board met by video conference with members of CTG management present along with representatives of Baker McKenzie. Mr. Laubacker briefed the Board on the Management Projections (as defined below), as well as an overview of operations. The Management Projections included no changes for the forecast for fiscal year 2023 and slightly improved the forecasts for adjusted EBITDA for fiscal years 2024 and 2025. It was the consensus of the Board that the financial forecasts had been prepared on a reasonable basis and should be provided to Cegeka and Party E for their consideration in submitting a best and final proposal.”

•	by adding the following as a new paragraph immediately after the last paragraph of the section “Background of the Transaction” in the Schedule 14D-9:

“None of Cegeka’s proposals or indications of interest provided for (i) the retention of the Company’s current members of management by the Surviving Corporation following the consummation of the proposed transactions or (ii) the purchase of, or participation in, the equity of the Surviving Corporation following the consummation of the proposed transactions by the Company’s current members of management. No non-disclosure agreement executed by the Company that is currently in effect contains a “don’t ask, don’t waive” standstill provision.”

•	by adding the following table immediately under the Management Projections table and accompanying footnotes in section “Certain Financial Projections” in the Schedule 14D-9:

“Unlevered Free Cash Flows ($ in millions)

	2H 2023E	2024E	2025E
Adjusted EBITDA	$12.1	$21.4	$25.3
(-) Depreciation and Amortization	(1.9)	(3.7)	(3.7)
Adjusted EBIT	$10.2	$17.7	$21.6
(-) Taxes	(3.4)	(5.8)	(7.1)
(+) Depreciation and Amortization	1.9	3.7	3.7
(+ / -) Change in Net Working Capital	(1.5)	(1.8)	(3.0)
(-) Capital Expenditures	(1.2)	(3.0)	(2.8)
Unlevered Free Cash Flow	$6.0	$10.9 (1)	$12.4

(1)	Numbers do not total due to rounding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2023

COMPUTER TASK GROUP, INCORPORATED

By:	/s/ Peter P. Radetich
Name:	Peter P. Radetich
Title:	Senior Vice President, General Counsel & Secretary